

December 7, 2010

Via U.S. Mail and facsimile to (407) 805-0045

Jay Shafer
Chief Executive Officer
The Amacore Group, Inc.
Maitland Promenade 1
485 North Keller Road, Suite 450
Maitland, Florida 32751

> **Re: The Amacore Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Qs for the Periods Ended June 30 and March 31, 2010**
> **Filed August 16, 2010 and May 17, 2010, respectively**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed April 6, 2010**
> **File No. 000-27889**

Dear Mr. Shafer:

We issued comments to The Amacore Group, Inc. on the above captioned filings on November 1, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We also left telephone messages for you on December 1 and 6, 2010. We expect you to contact us by December 21, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by December 21, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, if you have any questions. In his absence, please direct your questions to me at (202) 551-3238.

Sincerely,
/s/ Andrew Mew for
H. Christopher Owings
Assistant Director